FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of March 4, 2010

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2008 and 2007

46a, Avenue John F. Kennedy – 2nd Floor.
L – 1855 Luxembourg

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2009	2008	2007
Continuing operations
Net sales	1	8,149,320	11,987,760	9,874,312
Cost of sales	1 & 2	(4,864,922)	(6,698,285)	(5,408,984)
Gross profit		3,284,398	5,289,475	4,465,328
Selling, general and administrative expenses	1 & 3	(1,473,791)	(1,787,952)	(1,551,836)
Other operating income	5(i)	7,673	35,140	27,251
Other operating expenses	5 (ii)	(4,673)	(411,013)	(23,771)
Operating income		1,813,607	3,125,650	2,916,972
Interest income	6	30,831	48,711	92,733
Interest expense	6	(118,301)	(179,885)	(270,705)
Other financial results	6	(64,230)	(99,850)	(22,358)
Income before equity in earnings of associated companies and income tax		1,661,907	2,894,626	2,716,642
Equity in earnings of associated companies	7	87,041	89,423	113,062
Income before income tax		1,748,948	2,984,049	2,829,704
Income tax	8	(513,211)	(1,015,334)	(805,773)
Income for continuing operations		1,235,737	1,968,715	2,023,931

Discontinued operations
Result for discontinued operations	29	(28,138)	306,905	52,128

Income for the year		1,207,599	2,275,620	2,076,059

Attributable to:
Equity holders of the Company		1,161,555	2,124,802	1,923,748
Minority interest		46,044	150,818	152,311
		1,207,599	2,275,620	2,076,059

Earnings per share attributable to the equity holders of the Company during year :
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	9	0.98	1.80	1.63
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	1.97	3.60	3.26
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		1.00	1.49	1.58
Basic and diluted earnings per ADS (U.S. dollars per ADS)		2.00	2.99	3.17

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2009	2008	2007
Income for the year	1,207,599	2,275,620	2,076,059
Other comprehensive income:
Currency translation adjustment	357,511	(486,636)	306,266
Cash flow hedges	1,384	(8,513)	(10,554)
Share of other comprehensive income of associates
Currency translation adjustment	(1,302)	(51,004)	3,595
Cash flow hedges	2,722	(6,044)	-
Income tax relating to components of other comprehensive income (*)	2,089	3,003	-
Other comprehensive income for the year, net of tax	362,404	(549,194)	299,307
Total comprehensive income for the year	1,570,003	1,726,426	2,375,366

Attributable to:
Equity holders of the Company	1,423,986	1,620,640	2,175,289
Minority interest	146,017	105,786	200,077
	1,570,003	1,726,426	2,375,366
(*) Relates to Cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2009		At December 31, 2008
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	3,254,587		2,982,871
Intangible assets, net	11	3,670,920		3,826,987
Investments in associated companies	12	602,572		527,007
Other investments	13	34,167		38,355
Deferred tax assets	21	197,603		390,323
Receivables	14	101,618	7,861,467	82,752	7,848,295
Current assets
Inventories	15	1,687,059		3,091,401
Receivables and prepayments	16	220,124		251,481
Current tax assets	17	260,280		201,607
Trade receivables	18	1,310,302		2,123,296
Available for sale assets	32	21,572		-
Other investments	19	579,675		45,863
Cash and cash equivalents	19	1,542,829	5,621,841	1,538,769	7,252,417

Total assets			13,483,308		15,100,712
EQUITY
Capital and reserves attributable to the Company’s equity holders			9,092,164		8,176,571
Minority interest			628,672		525,316
Total equity			9,720,836		8,701,887
LIABILITIES
Non-current liabilities
Borrowings	20	655,181		1,241,048
Deferred tax liabilities	21	860,787		1,053,838
Other liabilities	22(i)	192,467		223,142
Provisions	23 (ii)	80,755		89,526
Trade payables		2,812	1,792,002	1,254	2,608,808
Current liabilities
Borrowings	20	791,583		1,735,967
Current tax liabilities	17	306,539		610,313
Other liabilities	22 (ii)	192,190		242,620
Provisions	24 (ii)	28,632		28,511
Customer advances		95,107		275,815
Trade payables		556,419	1,970,470	896,791	3,790,017
Total liabilities			3,762,472		6,398,825
Total equity and liabilities			13,483,308		15,100,712
Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Total	Minority Interest	Total

Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887
Income for the year	-	-	-	-	-	1,161,555	1,161,555	46,044	1,207,599
Other comprehensive income for the year	-	-	-	253,312	9,119	-	262,431	99,973	362,404
Total comprehensive income for the year	-	-	-	253,312	9,119	1,161,555	1,423,986	146,017	1,570,003
Acquisition and decrease of minority interest	-	-	-	-	(783)	-	(783)	3,425	2,642
Change in equity reserves	-	-	-	-	21	-	21	-	21
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(46,086)	(553,717)
Balance at December 31, 2009	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

(*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Minority Interest	Total

Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	7,006,277	523,573	7,529,850
Income for the year	-	-	-	-	-	2,124,802	2,124,802	150,818	2,275,620
Other comprehensive income for the year	-	-	-	(489,828)	(14,334)	-	(504,162)	(45,032)	(549,194)
Total comprehensive income for the year	-	-	-	(489,828)	(14,334)	2,124,802	1,620,640	105,786	1,726,426
Acquisition and decrease of minority interest	-	-	-	-	(1,742)	-	(1,742)	(16,843)	(18,585)
Dividends paid in cash	-	-	-	-	-	(448,604)	(448,604)	(87,200)	(535,804)
Balance at December 31, 2008	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Minority Interest	Total

Balance at January 1, 2007	1,180,537	118,054	609,733	3,954	28,757	3,397,584	5,338,619	363,011	5,701,630
Income for the year	-	-	-	-	-	1,923,748	1,923,748	152,311	2,076,059
Other comprehensive income for the year	-	-	-	262,095	(10,554)	-	251,541	47,766	299,307
Total comprehensive income for the year	-	-	-	262,095	(10,554)	1,923,748	2,175,289	200,077	2,375,366
Acquisition and decrease of minority interest	-	-	-	-	-	-	-	20,748	20,748
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(60,263)	(567,894)
Balance at December 31, 2007	1,180,537	118,054	609,733	266,049	18,203	4,813,701	7,006,277	523,573	7,529,850

The accompanying notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2009	2008	2007
Cash flows from operating activities
Income for the year		1,207,599	2,275,620	2,076,059
Adjustments for:
Depreciation and amortization	10 & 11	504,864	532,934	514,820
Income tax accruals less payments	28 (ii)	(458,086)	(225,038)	(393,055)
Equity in earnings of associated companies		(86,179)	(89,556)	(94,888)
Interest accruals less payments, net	28 (iii)	(24,167)	55,492	(21,302)
Income from disposal of investment and other		-	(394,323)	(18,388)
Changes in provisions		(7,268)	783	(421)
Impairment charge	5	-	502,899	-
Changes in working capital	28(i)	1,737,348	(1,051,632)	(110,425)
Other, including currency translation adjustment		189,837	(142,174)	68,224
Net cash provided by operating activities		3,063,948	1,465,005	2,020,624

Cash flows from investing activities
Capital expenditures	10 & 11	(460,927)	(443,238)	(447,917)
Acquisitions of subsidiaries and minority interest	27	(73,584)	(18,585)	(1,927,262)
Other disbursements relating to the acquisition of Hydril		-	-	(71,580)
Proceeds from the sale of pressure control business (*)	29	-	1,113,805	-
Decrease in subsidiaries / associated		-	-	27,321
Proceeds from disposal of property, plant and equipment and intangible assets		16,310	17,161	24,041
Dividends and distributions received from associated companies	12	11,420	15,032	12,170
Changes in restricted bank deposits		-	-	21
Investments in short terms securities		(533,812)	41,667	96,074
Other		-	(3,428)	-
Net cash (used in) provided by investing activities		(1,040,593)	722,414	(2,287,132)

Cash flows from financing activities
Dividends paid		(507,631)	(448,604)	(507,631)
Dividends paid to minority interest in subsidiaries		(46,086)	(87,200)	(60,263)
Proceeds from borrowings		631,544	1,087,649	2,718,264
Repayments of borrowings		(2,096,925)	(2,122,268)	(2,347,054)
Net cash used in financing activities		(2,019,098)	(1,570,423)	(196,684)

Increase (decrease) in cash and cash equivalents		4,257	616,996	(463,192)
Movement in cash and cash equivalents
At the beginning of the period		1,525,022	954,303	1,365,008
Effect of exchange rate changes		9,124	(46,277)	52,487
Decrease in cash due to deconsolidation	32	(9,696)	-	-
Increase (decrease) in cash and cash equivalents		4,257	616,996	(463,192)
At December 31,	28 (iv)	1,528,707	1,525,022	954,303

Non-cash financing activity
Conversion of debt to equity in subsidiaries	-	-	35,140

(*) Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these Consolidated Financial Statements.

-  -

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
III.	FINANCIAL RISK MANAGEMENT	27	Business combinations and other acquisitions
		28	Cash flow disclosures
A	Financial Risk Factors	29	Discontinued operations
B	Financial instruments by category	30	Related party transactions
C	Fair value by hierarchy	31	Principal subsidiaries
D	Fair value estimation	32	Processes in Venezuela
E	Accounting for derivatives financial instruments and hedging activities	33	Subsequent events

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 24, 2010.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A           Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss.  The Consolidated Financial Statements are presented in thousands of U.S. dollars (“$”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards effective in 2009 and relevant for Tenaris

▪	IFRS 7, “Financial Instruments – Disclosures (amendment)”

This amendment, effective 1 January 2009, requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

▪	IFRS 8, “Operating segments”

Tenaris early adopted IFRS 8 “Operating Segments” as from January 1, 2006, which replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Section II C.

▪	IAS 1 Revised, “Presentation of Financial Statements”

IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. The principal changes, among others, are: the introduction of a new statement of comprehensive income; additional disclosures about income tax relating to each component of other comprehensive income and not mandatory introduction of new terminology.

▪	IAS 23 Revised, “Borrowing Costs”

IAS 23 revised, eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. This amendment has no material effect on the Company’s financial condition or results of operations.

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted

▪	IAS 27 Revised, “Consolidated and separate financial statements”

This revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost.  Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Company will apply IAS 27 revised prospectively to transactions with non-controlling interests from January 1, 2010.

▪	IFRS 3 (revised January 2008), “Business Combinations”

In January 2008, the IASB issued IFRS 3 (revised January 2008), “Business Combinations” (“IFRS 3 - revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1,  2009.

This standard does not impact the current financial statements, and future impact is dependent on the existence of business combinations.

▪	Amendment to IFRS 5 “Non-current Assets held for sale and Discontinued Operations”

In May 2008, the IASB amended IFRS 5 “Non-current Assets held for sale and Discontinued Operations” by requiring this classification although the entity retains a non-controlling interest.

Entities shall apply these amendments for annual periods beginning on or after July 1, 2009. Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

This standard does not impact the current financial statements, and future impact is dependent on the existence of discontinued operations.

▪	IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement.

This interpretation is applicable for annual periods beginning on or after 1 January 2013. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

The Company’s management has not yet assessed the potential impact that the application of IFRS 9 will have on the Company’s financial statements.

▪	Improvements to International Financial Reporting Standards

In April 2009, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards. Entities shall apply these amendments for annual periods beginning on or after January 1, 2010. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since these improved standards are not yet adopted by the EU.

The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B           Group accounting

(1)           Subsidiaries

Subsidiaries are all entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

(2)           Associates

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Income Statement under Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, “Investments in Associates”. At December 31, 2009, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris review investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s balance sheet carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2009, 2008 and 2007, no impairment provisions were recorded on Tenaris’ investment in Ternium.

C           Segment information

The Company is organized in two major business segments: Tubes and Projects.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for energy and industrial applications.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Other segment includes all other business activities and operating segments that are not required to be separately reported, including the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed Tenaris’ internal requirements.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

Generally, the functional currency of the Company’s subsidiaries is the respective local currency. Tenaris argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

•
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	Prices of critical raw materials and inputs are priced and settled in U.S. dollars;
•	The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises; and
•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the Colombian subsidiaries and most of the Company’s distributing subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

(3)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including inter-company transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Other Financial results in the Consolidated Income Statement.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”).  Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2009.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’ share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

Goodwill is allocated to cash-generating units (“CGU’s”) for the purpose of impairment testing, which represents a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the Consolidated Income Statement.

(3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date, and subsequently shown at historical cost.

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives, not exceeding a period of 10 years.

The balance of acquired trademarks amounts to $88.0 million and $85.3 million at December 31, 2009 and 2008 respectively, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

 (4)           Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2009, 2008 and 2007 totaled $62.7 million, $77.3 million and $61.7 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships acquired in a business combination have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non financial assets

Long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable.

Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

The recoverable amount is the higher of an asset’s value in use and fair value less cost to sell.

Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity. Management judgment is required to estimate discounted future cash flows and appropriate discount rates. Accordingly, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

H           Other investments

Other investments consist primarily of investments in financial debt instruments and time deposits with an original maturity of more than three months.

These investments are classified as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of the settlement date. The change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial results in the Consolidated Income Statement.

Results from financial investments are recognized in Financial Results in the Consolidated Income Statement.

The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I           Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging.  An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

L           Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:
•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;
•	The currency translation adjustment, other reserves, retained earnings and minority interest calculated in accordance with IFRS.

(2)            Share capital

Total ordinary shares issued and outstanding as of December 31, 2009, 2008 and 2007 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

 (3)            Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the Consolidated Financial Statements may not be wholly distributable (see Note 26).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are stated at amortized cost.

N           Current and Deferred income tax

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a “1929 Holding Billionaire Company”. Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including the Company- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized in the Consolidated Statement of Other Comprehensive Income. In this case, the tax is also recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized.

O           Employee benefits

(a)           Employee severance indemnity

Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian and Mexican subsidiaries.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds or to maintain the contributions within the company. If the employee chooses to make contributions to the external funds Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the abovementioned, the structure of the plan could be changed from a defined benefit plan to a defined contribution plan effective from the date of the choice, but only limited to the contributions of 2007 onwards.

(b)           Defined benefit pension obligations

Defined benefit plans determine an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the Consolidated Statement of Financial Position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting year less the fair value of plan assets together with adjustments for unrecognized past-service costs and unrecognized actuarial gains and losses. Post-retirement obligations are measured at the present value of the estimated future cash outflows. The present value of the defined benefit pension obligation is calculated, at least annually by independent advisors using the projected unit credit method based on actuarial calculations provided by independent advisors.

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement and other benefits.

Benefits under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

Tenaris sponsors other four funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

 (c)           Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

 (d) Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders.

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $27.6 million and $16.8 million at December 31, 2009 and 2008, respectively. As of December 31, 2009, and 2008 Tenaris has recorded a total liability of $19.6 million and $10.4 million, respectively, based on actuarial calculations provided by independent advisors.

P           Employee statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities in the Consolidated Statement of Financial Position. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q           Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R           Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries.

Other revenues earned by Tenaris are recognized on the following bases:
•	Interest income: on the effective yield basis.
•	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

T           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

U        Earnings per share

Earnings per share are calculated by dividing the income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

V        Financial instruments

Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading.
•	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment.
•	Available for sale assets: See Note 32 (b)
•	Other financial liabilities: measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. This result has been recognized under “Foreign exchange derivatives contracts results”.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base expose the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates) and capital risk. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

A. Financial Risk Factors

(i)           Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises financial borrowings and “equity” is the sum of financial borrowings and equity) is 0.13 as of December 31, 2009, in comparison with 0.25 as of December 31, 2008. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

 (ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is mainly to reduce the risk caused by changes in exchange rates against the U.S. dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic basis. A number of derivative transactions are performed in order to achieve an efficient coverage. Almost all of these hedging transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The following table shows a breakdown of Tenaris’ assessed long / (short) balance sheet exposure to currency risk as of December 31, 2009, including the effect of forward exchange rate contracts in place. These balances also include inter-company positions where the intervening parties have different functional currencies.

Monetary position	Functional Currency (in thousand $)
exposure	USD	EUR	MXN	GBP	BRL	JPY	CAD	RON	CNY
USD	(n/a)	(211,143)	(183,143)	(417)	393,521	89,911	211,236	5,369	(34,706)
EUR	(22,113)	(n/a)	32,236	-	361	(489)	(115)	(11,311)	1
MXN	(1)	-	(n/a)	-	-	-	-	-	-
GBP	2,291	(2,642)	(18)	(n/a)	-	(100)	-	686	-
BRL	-	-	-	-	(n/a)	-	-	-	-
JPY	344	(49)	(3)	-	-	(n/a)	-	-	(1,782)
CAD	(67,972)	-	136	-	1,476	(19)	(n/a)	-	-
RON	(4,017)	-	-	-	-	-	-	(n/a)	-
VEF	(731)	-	-	-	-	-	-	-	-
ARS	(74,527)	-	-	-	-	-	-	-	-
Other	10,285	(7)	-	-	-	-	-	-	-

The Company estimates that the impact under IFRS in the net exposure at December 31, 2009 of a simultaneous 1% favorable / unfavorable movement in the main exchange rates would result in a maximum pre-tax gain / loss of approximately $12.6 million as compared with a maximum pre-tax gain / loss of approximately $15.8 million at December 31, 2008.

Considering the above mentioned assumptions the maximum effect in equity originated in monetary assets and liabilities would result in approximately $4.3 million and $7.8 million for 2009 and 2008, respectively.

Additionally, the Company has recognized an embedded derivative in connection to a ten year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2009 has an estimated outstanding amount of $275.8 million. The Company estimates that the impact of 1% favorable / unfavorable movement in USD/CAD the exchange rate would result in a maximum pre-tax gain / loss of approximately $2.4 million. See fair value of this embedded derivative in Note 25.

(iii)	Interest rate risk

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end (see Note 25 Derivative financial instruments).

	As of December 31,
	2009		2008
	Amount in million of $	Percentage	Amount in million of $	Percentage
Fixed rate	287.7	20%	222.9	7%
Variable rate	1,159.1	80%	2,754.1	93%

Considering the above, if interest rates on the aggregate average notional of variable rate borrowings held during 2009, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2009 would have been $19.3 million lower.

Tenaris’ financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt.

In order to partially hedge future interest payments related to long-term debt, as well as to convert borrowings from floating to fixed rates, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in option (See Note 25).

(iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company has established credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2009 and 2008.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2009 trade receivables amount to $1,310.3 million. These trade receivables have guarantees under letter of credit and other bank guarantees of $222.6 million, credit insurance of $317.7 million and other guarantees of $48.6 million.

As of December 31, 2009 trade receivables amounting to $274.1 million were past due but not impaired. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $40.2 million as of December 31, 2009. This allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful overdue trade receivables.

(v)           Counterparty risk

Tenaris has investments guidelines with specific parameters to limit issuer risk on marketable securities and counterparty risk on financial institutions. Derivative counterparties and cash transactions are limited to high credit quality financial institutions, normally investment grade.

More than 97.5% of Tenaris’ liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2009, in comparison with 94.9% as of December 31,2008.

(vi)           Liquidity risk

Tenaris has a conservative approach to the management of its liquidity, which consists of cash and cash equivalents, comprising cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of no more than three months at the date of purchase.

Tenaris holds primarily liquidity money market investments and variable or fixed-rate securities from investment grade issuers. Tenaris holds its cash and cash equivalents primarily in U.S. dollar. As of December 31, 2009 and 2008, U.S. dollar denominated liquid assets represented around 82% and 70% of total liquid financial assets respectively. Liquid financial assets as a whole (excluding Available for sale assets) were 15.8% of total assets at the end of 2009 compared to 10.2% at the end of 2008.

Tenaris financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2009, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has access to market for short-term working capital needs.

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

December 31, 2009	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per balance sheet
Derivative financial instruments	16,873	-	-	16,873
Trade receivables	-	1,310,302	-	1,310,302
Other receivables	-	102,348	-	102,348
Available for sale assets	-	-	21,572	21,572
Other investments	613,842	-	-	613,842
Cash and cash equivalents	1,542,829	-	-	1,542,829
Total	2,173,544	1,412,650	21,572	3,607,766

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2009
Liabilities as per balance sheet
Borrowings	-	1,446,764	1,446,764
Derivative financial instruments	23,990	-	23,990
Trade and other payables (*)	-	596,897	596,897
Total	23,990	2,043,661	2,067,651

December 31, 2008	Assets at fair value through profit and loss	Loans and receivables	Total
Assets as per balance sheet
Derivative financial instruments	41,509	-	41,509
Trade receivables	-	2,123,296	2,123,296
Other receivables	-	97,683	97,683
Other investments	84,218	-	84,218
Cash and cash equivalents	1,538,769	-	1,538,769
Total	1,664,496	2,220,979	3,885,475

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2008
Liabilities as per balance sheet
Borrowings	-	2,977,015	2,977,015
Derivative financial instruments	77,792	-	77,792
Trade and other payables (*)	-	952,660	952,660
Total	77,792	3,929,675	4,007,467

(*) The maturity of trade payables is of one year or less.

C. Fair value by hierarchy

Effective 1 January 2009, Tenaris adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Comparative information is not presented for the first year of application, as permitted by the transitional provisions of the standard.

The following table presents the assets and liabilities that are measured at fair value at 31 December 2009.

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	1,542,829	-	-	1,542,829
Other investments	456,209	155,137	2,496	613,842
Foreign exchange derivatives contracts	-	16,873	-	16,873
Available for sale assets*	-	-	21,572	21,572
Total	1,999,038	172,010	24,068	2,195,116
Liabilities
Foreign exchange derivatives contracts	-	3,434	-	3,434
Interest rate derivatives financial instruments	-	17,738	-	17,738
Embedded derivative (See Note 25)	-	-	2,818	2,818
Total	-	21,172	2,818	23,990

* For further detail regarding Available for sale assets, see Note 32 (b).

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in level 1 and comprise primary corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. The following table presents the changes in level 3 assets and liabilities:

	Year ended December 31, 2009
	Assets	Liabilities
At the beginning of the year	12,370	(30,758)
Available for sale assets	11,578	-
Gain for the year	-	27,940
Currency translation adjustment	120	-
At the end of the year	24,068	(2,818)

D. Fair value estimation

The paragraphs below describe the fair value estimation for significant financial instruments included in different categories than those valued at fair value through profit and loss.

The carrying amount of financial assets and liabilities with maturities of less than one year approximates to their fair value.

Since most of the Company’s cash and marketable securities are short-term instruments, a change of 50 basis points in the reference interest rates would not have a significant impact in the fair value of financial assets.

Most borrowings are comprised of variable rate debt with a short term portion where interest has already been fixed. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.0% of its carrying amount including interests accrued in 2009 as compared with 98.9% in 2008. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2009 and 0.1% in 2008. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Specific derivative instruments are priced using valuation tools in order to obtain market values.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a quarterly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.
As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.
Tenaris designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (asset or liability) continues to be reflected on the balance sheet.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2009, the effective portion of designated cash flow hedges amounts to $16.7 million, not including tax effect, and is included in Other Reserves in equity (see Note 25 Derivative financial instruments). Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25. The full fair value of a hedging derivative is classified as a non current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2009
Net sales	6,670,929	986,548	491,843	-	8,149,320	18,558
Cost of sales	(3,769,895)	(704,238)	(390,789)	-	(4,864,922)	(31,866)
Gross profit	2,901,034	282,310	101,054	-	3,284,398	(13,308)
Selling, general and administrative expenses	(1,325,441)	(75,841)	(72,509)	-	(1,473,791)	(9,540)
Other operating income (expenses), net	1,249	2,165	(414)	-	3,000	(179)
Operating income	1,576,842	208,634	28,131	-	1,813,607	(23,027)
Segment assets	11,365,861	971,783	521,520	624,144	13,483,308	-
Segment liabilities	3,463,294	234,549	64,629	-	3,762,472	-
Capital expenditures	425,545	30,820	4,562	-	460,927	-

Depreciation and amortization	464,841	18,593	21,403	-	504,837	27

Year ended December 31, 2008
Net sales	10,010,066	1,270,915	706,779	-	11,987,760	242,464
Cost of sales	(5,300,257)	(883,534)	(514,494)	-	(6,698,285)	(158,616)
Gross profit	4,709,809	387,381	192,285	-	5,289,475	83,848
Selling, general and administrative expenses	(1,549,466)	(136,923)	(101,563)	-	(1,787,952)	(44,858)
Other operating income (expenses), net	(333,302)	(1,415)	(41,156)	-	(375,873)	(109,770)
Operating income	2,827,041	249,043	49,566	-	3,125,650	(70,780)
Segment assets	13,154,333	941,519	477,853	527,007	15,100,712	-
Segment liabilities	5,860,736	377,497	160,592	-	6,398,825	-
Capital expenditures	412,298	17,284	13,656	-	443,238	3,429

Depreciation and amortization	481,953	20,084	22,426	-	524,463	17,436
Impairment charge	354,905	-	39,347	-	394,252	108,647
Year ended December 31, 2007
Net sales	8,433,166	876,289	564,857	-	9,874,312	405,916
Cost of sales	(4,360,781)	(620,836)	(427,367)	-	(5,408,984)	(264,139)
Gross profit	4,072,385	255,453	137,490	-	4,465,328	141,777
Selling, general and administrative expenses	(1,373,773)	(94,702)	(83,361)	-	(1,551,836)	(58,554)
Other operating income (expenses), net	(19,611)	24,089	(998)	-	3,480	1,022
Operating income	2,679,001	184,840	53,131	-	2,916,972	84,245
Segment assets	12,453,156	1,085,254	545,663	509,354	14,593,427	651,160
Segment liabilities	6,727,523	579,376	140,796	-	7,447,695	267,042
Capital expenditures	404,545	17,969	16,822	-	439,336	8,581

Depreciation and amortization	443,712	19,563	20,956	-	484,231	30,589

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $113,408, $191,036 and $109,574 in 2009, 2008 and 2007, respectively.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2009
Net sales	2,891,523	2,285,677	866,692	1,623,541	481,887	-	8,149,320	18,558
Total assets	6,722,816	2,790,249	2,469,042	386,242	490,815	624,144	13,483,308	-
Trade receivables	344,548	361,976	235,708	327,924	40,146	-	1,310,302	-
Property, plant and equipment, net	1,387,146	826,028	864,612	14,357	162,444	-	3,254,587	-
Capital expenditures	261,781	99,521	68,394	5,580	25,651	-	460,927	-

Depreciation and amortization	272,677	100,089	108,770	1,367	21,934	-	504,837	27

Year ended December 31, 2008
Net sales	4,809,330	2,815,578	1,824,684	1,810,695	727,473	-	11,987,760	242,464
Total assets	7,083,508	3,460,729	3,033,555	436,179	559,734	527,007	15,100,712	-
Trade receivables	786,867	432,987	379,794	386,786	136,862	-	2,123,296	-
Property, plant and equipment, net	1,180,738	796,009	861,892	10,128	134,104	-	2,982,871	-
Capital expenditures	159,990	141,174	101,050	6,705	34,319	-	443,238	3,429

Depreciation and amortization	298,240	99,261	111,040	1,246	14,676	-	524,463	17,436

Year ended December 31, 2007
Net sales	3,187,753	2,185,279	1,707,788	2,093,916	699,576	-	9,874,312	405,916
Total assets	7,471,569	3,342,206	2,315,187	507,331	447,780	509,354	14,593,427	651,160
Trade receivables	418,081	344,743	435,384	455,965	94,660	-	1,748,833	79,220
Property, plant and equipment, net	1,349,863	906,211	913,642	4,672	94,619	-	3,269,007	63,629
Capital expenditures	149,434	149,355	112,165	1,879	26,503	-	439,336	8,581

Depreciation and amortization	283,358	102,518	87,311	1,139	9,905	-	484,231	30,589

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania and Russia; “Middle East and Africa” comprises principally Algeria, Angola, Iraq, Lybia, Nigeria and Saudi Arabia; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*) Corresponds to the Venezuelan Companies (years 2009, 2008 and 2007) and Pressure Control (years 2008 and 2007) operations (See Notes 29 and 32).

(**) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2009 (See Note 32 (b)).

2           Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Inventories at the beginning of the year	3,091,401	2,598,856	2,372,308

Plus: Charges of the year
Raw materials, energy, consumables and other	1,948,596	5,430,147	4,183,577
Increase in inventory due to business combinations	53,541	-	152,500
Services and fees	240,346	395,104	392,531
Labor cost	737,883	927,132	766,173
Depreciation of property, plant and equipment	263,634	282,407	263,813
Amortization of intangible assets	2,813	2,170	1,737
Maintenance expenses	145,413	203,207	180,502
Provisions for contingencies	1,984	12	3,191
Allowance for obsolescence	89,041	(2,055)	24,371
Taxes	6,799	8,655	7,651
Other	46,122	102,667	82,453
	3,536,172	7,349,446	6,058,499
Deconsolidation / Transfer to assets held for sale	(43,726)	-	(158,828)
Less: Inventories at the end of the year	(1,687,059)	(3,091,401)	(2,598,856)
	4,896,788	6,856,901	5,673,123
From Discontinued operations	(31,866)	(158,616)	(264,139)
	4,864,922	6,698,285	5,408,984

3           Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Services and fees	207,202	214,010	193,389
Labor cost	407,235	447,150	402,919
Depreciation of property, plant and equipment	14,524	12,096	13,272
Amortization of intangible assets	223,893	245,226	235,998
Commissions, freight and other selling expenses	368,451	571,823	462,640
Provisions for contingencies	33,880	37,101	30,738
Allowances for doubtful accounts	13,837	13,823	5,035
Taxes	114,976	167,686	147,326
Other	99,333	123,895	119,073
	1,483,331	1,832,810	1,610,390
From Discontinued operations	(9,540)	(44,858)	(58,554)
	1,473,791	1,787,952	1,551,836

4           Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Wages, salaries and social security costs	1,113,757	1,347,667	1,139,587
Employees' severance indemnity	13,436	19,168	10,931
Pension benefits - defined benefit plans	8,734	8,161	7,454
Employee retention and long term incentive program	9,191	(714)	11,120
	1,145,118	1,374,282	1,169,092
From Discontinued operations	(23,024)	(55,835)	(57,565)
	1,122,094	1,318,447	1,111,527

At the year-end, the number of employees was 22,591 in 2009, 23,873 in 2008 and 23,372 in 2007.

5           Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2009	2008	2007
(i)	Other operating income
	Reimbursement from insurance companies and other third parties	76	10,511	2,611
	Net income from other sales	2,130	23,704	21,957
	Net rents	3,538	1,971	2,437
	Other	1,750	-	1,834
		7,494	36,186	28,839
	From Discontinued operations	179	(1,046)	(1,588)
		7,673	35,140	27,251
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	2,758	2,871	2,283
	Provisions for legal claims and contingencies	-	(22)	(51)
	Loss on fixed assets and material supplies disposed / scrapped	27	461	5,742
	Settlement of outstanding redemptions on Maverick’s 2005 notes	-	-	10,275
	Loss from natural disasters	-	1,743	5,693
	Allowance for doubtful receivables	1,888	(184)	395
	Losses on prepayment to suppliers	-	3,830	-
	Impairment charge	-	502,899	-
	Other	-	10,231	-
		4,673	521,829	24,337
	From Discontinued operations	-	(110,816)	(566)
		4,673	411,013	23,771

Impairment charge

Long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount of an asset may not be recoverable. Intangible assets with indefinite useful life, including goodwill are subject to at least an annual impairment test.

The recoverable amount is the higher of the value in use and the fair value less cost to sell.

The present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of CGU’s activities such as the selected discount rate, the expected changes in market prices and the expected changes in the demand of Tenaris products and services.

Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity.

The discount rates are the respective weighted average cost of capital (WACC) which is considered to be a good indicator of the capital cost. For each CGU where the assets are allocated a specific WACC was determined taking into account the industry, the country and the size of the business.

In 2008, Tenaris recorded an impairment charge of $502.9 million; of which $394.3 million corresponds to intangible assets originated in the acquisition of Maverick in 2006. This charge impacted the following CGU: OCTG (USA and Colombia), Coiled Tubing, Prudential (Canada) and Electric Conduits.

The pretax rates used in the calculation ranged from 11% to 14% per annum and for the cash flows beyond the fifth year an inflation and growth rate of 2% was considered.

These impairment charges primarily arose in connection with the Company’s operations in the United States and Canada, mainly due to recessionary environment, the abrupt decline in oil and gas prices, and its impact on drilling activity and therefore on demand for OCTG products.

In particular, the main factors that precipitated the impairment charges in the United States and Canada were the steep reduction in the average number of active oil and drilling rigs, or rig count, in these markets, which are sensitive to North American gas prices and the worldwide financial and economic crisis. In 2008, North American gas prices rose rapidly during the first half of the year, peaking in excess of $12 per million BTU, before falling even more steeply to levels below $4 per million BTU. This collapse in North American gas prices had an immediate effect on the U.S. and Canadian rig counts. The rig count in the United States, which is more sensitive to North American gas prices, increased 6% in 2008, compared to 2007, rising steadily in the first part of the year to peak at 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 (a 20% decrease over that period); by the end of March 2009, rig count in the United States had fallen to 1,039, an additional 36% decrease. This decrease in drilling activity and the high level of inventories put downward pressure on the tubes price.

Accordingly, in December 2008, the Company expected that the current decrease in apparent demand of OCTG products in North America would continue, due to the decline in oil and gas drilling activity and its customers’ efforts to reduce inventories.

Tenaris’ Venezuelan operations, today nationalized and consequently disclosed as discontinued operations, also contributed to this impairment charge of 2008. Although during the first half of 2008 most of the business indicators of the Venezuelan subsidiaries were favorable, in the second half of the year the steep decline in the prices of raw materials affected the operations of Matesi, a hot-briquetted iron producer; and the lower investments in drilling activity in Venezuela led to a decline in the projected sales in Tavsa. Also, the operating disruptions at the production facilities of each of Tenaris former subsidiaries, Matesi and Tavsa, precipitated this impairment charge.

At December 31, 2008, the carrying value of the total remaining assets (in thousand of U.S. dollars) of the impaired businesses was:

	Total Assets before impairment	Impairment	Total Assets after impairment (*)
Oil Country Tubular Goods ("OCTG")	2,506,332	(192,707)	2,313,625
Prudential	736,772	(138,466)	598,306
Coiled Tubing	259,722	(23,732)	235,990
Electric Conduits	250,106	(39,347)	210,759
Total U.S. and Canadian Operations	3,752,932	(394,252)	3,358,680
Venezuelan Operations	266,758	(108,647)	158,111
Total	4,019,690	(502,899)	3,516,791

(*) These amounts include total assets of the operation (e.g. short and long lived assets), including goodwill and other intangible assets at December 31, 2008.

For the 2009 impairment tests, Tenaris considered that the activity levels will continue to recover, with better competitive conditions, and the rig counts and oil and gas prices in North America higher than those of 2009. Accordingly, no impairment charge was recorded in 2009 financial statements. The discount rates used for these tests were in a range between 10% and 13%, based on Tenaris’ weighted average cost of capital taking into account the industry, the country and the size of the business.

The main factors that could result in additional impairment charges in future periods in connection with the Company’s continuing operations would be an increase in the discount rate used in the Company’s cash flow projections and a further deterioration of the business, competitive and economic factors discussed in 2008, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of our clients and the evolution of the rig count.

Had the Company used a discount rate 1% higher for its cash flow projections for its continuing operations, it would have suffered an impairment charge of approximately $152 million in 2009 and an additional $291 million in 2008. As there is a significant interaction of the main assumptions made in estimating its cash flow projections, Tenaris believes that any sensitivity analysis considering changes in one assumption at a time could potentially be misleading.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2009	2008	2007
Interest income	30,986	49,114	93,458
Interest expense (*)	(121,881)	(185,851)	(275,763)
Interest net	(90,895)	(136,737)	(182,305)
Net foreign exchange transaction results	(73,015)	(120,515)	5,908
Foreign exchange derivatives contracts results (**)	10,467	35,993	(16,690)
Other	(2,564)	(19,738)	(11,969)
Other financial results	(65,112)	(104,260)	(22,751)
Net financial results	(156,007)	(240,997)	(205,056)
From Discontinued operations	4,307	9,973	4,726
	(151,700)	(231,024)	(200,330)

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Interest rate swaps included under “Interest expense” for the years 2009, 2008 and 2007 amount to a loss of  $21.7 million, a loss of $9.7 million and a gain of $0.7 million, respectively.

The Company estimates that the impact under IFRS of a decrease of up to 1% in the reference interest rates on the outstanding interest rate derivatives as of December 31, 2009 would result in a maximum pre-tax loss of approximately $3.3 million.

As further described in “Section III.A. Financial Risk Factors”, in order to partially hedge future interest payments related to long-term debt, as well as to convert borrowings from floating to fixed rates, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in options. A total notional amount of $500 million was covered by these instruments which coverage has begun between April and June, 2009 and expires between April and June, 2011. Between September and December 2009, a Tenaris subsidiary partially prepaid the syndicated loan facility entered into to finance the acquisition of Maverick in an aggregate amount of $320 million. Accordingly, Tenaris derecognized the corresponding portion of its hedge reserve designation (notional of $150 million) on interest rate swaps derivatives recording a loss for an amount of $8.2 million, included in the total amount of $21.7 million of interest rate swaps losses for the year ended December 31, 2009.

(**) Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted for them separately from their host contracts. A net gain of $27.9 million, a loss of $40.7 million and a gain of $9.7 million arising from the valuation of these contracts have been recognized for 2009, 2008 and 2007, respectively.

7           Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
From associated companies	87,159	89,556	94,888
(Loss) gain on sale of associated companies and other	(980)	-	18,388
	86,179	89,556	113,276
From Discontinued operations	862	(133)	(214)
	87,041	89,423	113,062

8           Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Current tax	541,818	1,255,759	936,831
Deferred tax	(32,962)	(244,331)	(97,799)
	508,856	1,011,428	839,032
Effect of currency translation on tax base (a)	4,297	10,704	(5,654)
	513,153	1,022,132	833,378
From Discontinued operations	58	(6,798)	(27,605)
	513,211	1,015,334	805,773

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Income before income tax	1,748,948	2,984,049	2,829,704
Tax calculated at the tax rate in each country	525,844	918,200	835,738
Non taxable income / Non deductible expenses (*)	(25,760)	85,950	(6,838)
Changes in the tax rates	837	(4,476)	(27,479)
Effect of currency translation on tax base (a)	4,297	10,704	(5,654)
Effect of taxable exchange differences	8,906	8,878	11,660
Utilization of previously unrecognized tax losses	(913)	(3,922)	(1,654)
Tax charge	513,211	1,015,334	805,773

(*) Includes the effect of the impairment charge for 2008.

(a)
Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation for Tenaris that is due and payable in any of the relevant periods.

9           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2009	2008	2007
Net income attributable to equity holders	1,161,555	2,124,802	1,923,748
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.98	1.80	1.63
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	1.97	3.60	3.26

Dividends paid	(507,631)	(448,604)	(507,631)
Basic and diluted dividends per share (U.S. dollars per share)	0.43	0.38	0.43
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.86	0.76	0.86

Result for discontinued operations attributable to equity holders
Basic and diluted earnings per share (U.S. dollars per share)	(0.01)	0.31	0.04
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	(0.03)	0.61	0.09

 (*) Each ADS equals to two shares

On November 5, 2009, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 26, 2009, with an ex-dividend date of November 23, 2009.

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

On November 6, 2008 Tenaris’ board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 27, 2008 (or, only in those jurisdictions where such date is not a business day, on November 28, 2008), with an ex-dividend date of November 24.

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS) of common stock currently issued and outstanding. This amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $449 million.

On November 7, 2007, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 22, 2007, with an ex-dividend date of November 19.

On June 6, 2007, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding, which in the aggregate amounted to approximately $354 million. The cash dividend was paid on June 21, 2007.

10           Property, plant and equipment, net

Year ended December 31, 2009	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	689,173	6,238,423	195,628	235,857	38,450	7,397,531
Translation differences	30,682	155,286	8,091	13,967	1,795	209,821
Additions	2,741	3,613	1,194	427,170	5,749	440,467
Disposals / Consumptions	(3,358)	(10,591)	(3,750)	-	(7,850)	(25,549)
Increase due to business acquisitions	12,083	11,507	46	487	-	24,123
Transfers / Reclassifications	31,603	194,760	(12,859)	(218,954)	2,886	(2,564)
Deconsolidation / Transfers to Available for sale assets	(4,435)	(137,874)	(793)	(7,508)	(5,237)	(155,847)
Values at the end of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982

Depreciation and impairment
Accumulated at the beginning of the year	158,443	4,136,038	99,113	7,200	13,866	4,414,660
Translation differences	9,419	84,364	6,684	-	252	100,719
Depreciation charge	19,350	232,927	24,529	-	1,352	278,158
Transfers / Reclassifications	194	1,183	(1,377)	-	-	-
Disposals / Consumptions	(33)	(7,884)	(2,420)	-	(18)	(10,355)
Deconsolidation / Transfers to Available for sale assets	(3,550)	(135,809)	(584)	(7,200)	(2,644)	(149,787)
Accumulated at the end of the year	183,823	4,310,819	125,945	-	12,808	4,633,395
At December 31, 2009	574,666	2,144,305	61,612	451,019	22,985	3,254,587

Year ended December 31, 2008	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	642,269	6,570,777	196,538	327,019	35,818	7,772,421
Translation differences	(87,144)	(436,811)	(9,720)	(26,315)	(2,008)	(561,998)
Additions	16,125	7,769	2,110	381,375	4,603	411,982
Disposals / Consumptions	(7,986)	(161,804)	(49,958)	-	(3,796)	(223,544)
Transfers / Reclassifications	125,909	258,492	56,658	(446,222)	3,833	(1,330)
Values at the end of the year	689,173	6,238,423	195,628	235,857	38,450	7,397,531

Depreciation and impairment
Accumulated at the beginning of the year	163,919	4,196,295	132,729	-	10,471	4,503,414
Translation differences	(25,416)	(249,212)	(6,729)	-	(339)	(281,696)
Depreciation charge	19,431	239,990	31,622	-	1,206	292,249
Transfers / Reclassifications	558	10,186	(10,744)	-	-	-
Disposals / Consumptions	(2,628)	(157,296)	(47,914)	-	(116)	(207,954)
Impairment charge (see Note 5)	2,579	96,075	149	7,200	2,644	108,647
Accumulated at the end of the year	158,443	4,136,038	99,113	7,200	13,866	4,414,660
At December 31, 2008	530,730	2,102,385	96,515	228,657	24,584	2,982,871

Property, plant and equipment include capitalized interests for net amounts at December 31, 2009 and 2008 of $3,371 (out of which $975 were capitalized during the year 2009) and $2,548, respectively.

11           Intangible assets, net

Year ended December 31, 2009	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total

Cost
Values at the beginning of the year	203,612	495,657	2,130,799	1,975,254	4,805,322
Translation differences	6,679	3,170	11,963	70,418	92,230
Additions	20,385	75	-	-	20,460
Deconsolidation / Transfers to Available for sale assets	(430)	-	-	-	(430)
Transfers / Reclassifications	2,564	-	-	-	2,564
Disposals	(626)	(583)	-	-	(1,209)
Values at the end of the year	232,184	498,319	2,142,762	2,045,672	4,918,937

Amortization and impairment
Accumulated at the beginning of the year	133,974	130,167	325,440	388,754	978,335
Translation differences	5,713	204	12,652	24,500	43,069
Amortization charge	20,815	54,736	-	151,155	226,706
Disposals	(56)	(37)	-	-	(93)
Accumulated at the end of the year	160,446	185,070	338,092	564,409	1,248,017
At December 31, 2009	71,738	313,249	1,804,670	1,481,263	3,670,920

Year ended December 31, 2008	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total

Cost
Values at the beginning of the year	186,073	500,523	2,149,037	2,072,006	4,907,639
Translation differences	(9,906)	(7,469)	(16,836)	(100,264)	(134,475)
Additions	26,970	4,286	-	-	31,256
Transfers / Reclassifications	635	(1,606)	-	3,512	2,541
Disposals	(160)	(77)	(1,402)	-	(1,639)
Values at the end of the year	203,612	495,657	2,130,799	1,975,254	4,805,322

Amortization and impairment
Accumulated at the beginning of the year	124,164	67,200	-	173,923	365,287
Translation differences	(8,041)	(163)	(684)	(14,144)	(23,032)
Amortization charge	17,851	63,198	-	159,636	240,685
Transfers / Reclassifications	-	-	-	1,211	1,211
Impairment charge (see Note 5)	-	-	326,124	68,128	394,252
Disposals	-	(68)	-	-	(68)
Accumulated at the end of the year	133,974	130,167	325,440	388,754	978,335
At December 31, 2008	69,638	365,490	1,805,359	1,586,500	3,826,987

(*)   Includes Proprietary Technology.
(**) Goodwill at December 31, 2009 and December 31, 2008 corresponds principally to the Tubes segment.

The geographical allocation of goodwill is presented below.

	Year ended December 31,
	2009	2008
South America	189,376	189,376
Europe	769	769
North America	1,614,525	1,615,214
	1,804,670	1,805,359

Out of $1,804.7 million of goodwill, $771.3 million and $919.9 million correspond to the acquisitions of Maverick and Hydril, respectively. For the purpose of the impairment test, goodwill is allocated to each of the Tenaris’ CGU’s that are expected to benefit from the synergies of the combination.

12           Investments in associated companies

	Year ended December 31,
	2009	2008
At the beginning of the year	527,007	509,354
Translation differences	(1,302)	(51,004)
Equity in earnings of associated companies	87,159	89,556
Dividends and distributions received	(11,420)	(15,032)
Transfer to Available for sale assets	(1,615)	-
Increase in equity reserves in Ternium and other	2,743	(5,867)
At the end of the year	602,572	527,007

The principal associated companies are:

		Percentage of ownership and voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2009	2008	2009	2008
Ternium S.A.	Luxembourg	11.46%	11.46%	584,389	504,288
Others	-	-	-	18,183	22,719
				602,572	527,007

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.
	2009	2008
Non-current assets	5,250,135	5,491,408
Current assets	5,042,538	5,179,839
Total assets	10,292,673	10,671,247
Non-current liabilities	2,872,667	3,374,964
Current liabilities	1,158,767	1,734,819
Total liabilities	4,031,434	5,109,783
Minority interest	964,897	964,094
Revenues	4,958,983	8,464,885
Gross profit	848,613	2,336,858
Income from discontinued operations	428,023	157,095
Net income for the period attributable to equity holders of the company	717,400	715,418

13           Other investments – non current

	Year ended December 31,
	2009	2008
Deposits with insurance companies	23,482	18,487
Investments in other companies	2,496	12,370
Others	8,189	7,498
	34,167	38,355

14           Receivables – non current

	Year ended December 31,
	2009	2008
Government entities	4,666	5,138
Employee advances and loans	13,682	13,512
Tax credits	17,575	10,013
Trade receivables	298	208
Receivables from related parties	375	495
Receivables on off- take contract	104	114
Legal deposits	22,545	15,812
Advances to suppliers and other advances	25,181	38,862
Other	21,917	3,615
	106,343	87,769
Allowances for doubtful accounts (see Note 23 (i))	(4,725)	(5,017)
	101,618	82,752

15Inventories

	Year ended December 31,
	2009	2008
Finished goods	715,906	1,122,147
Goods in process	353,367	665,982
Raw materials	297,834	659,973
Supplies	378,876	430,488
Goods in transit	125,847	306,155
	1,871,830	3,184,745
Allowance for obsolescence (See Note 24 (i))	(184,771)	(93,344)
	1,687,059	3,091,401

16           Receivables and prepayments

	Year ended December 31,
	2009	2008
Prepaid expenses and other receivables	55,473	41,244
Government entities	11,739	3,793
Employee advances and loans	14,380	14,552
Advances to suppliers and other advances	15,894	33,063
Government tax refunds on exports	35,379	35,319
Receivables from related parties	16,561	45,735
Derivative financial instruments	16,873	41,509
Miscellaneous	60,769	41,513
	227,068	256,728
Allowance for other doubtful accounts (see Note 24 (i))	(6,944)	(5,247)
	220,124	251,481

17           Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2009	2008
V.A.T. credits	78,925	167,691
Prepaid taxes	146,524	33,916
Carry-backs	34,831	-
	260,280	201,607

	Year ended December 31,
Current tax liabilities	2009	2008
Income tax liabilities	202,111	474,640
V.A.T. liabilities	33,382	28,274
Other taxes	71,046	107,399
	306,539	610,313

18           Trade receivables

	Year ended December 31,
	2009	2008
Current accounts	1,341,942	2,138,146
Receivables from related parties	8,532	19,278
	1,350,474	2,157,424
Allowance for doubtful accounts (see Note 24 (i))	(40,172)	(34,128)
	1,310,302	2,123,296

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2009
Guaranteed	588,935	479,352	98,074	11,509
Not guaranteed	761,539	556,805	163,344	41,390
Guaranteed and not guaranteed	1,350,474	1,036,157	261,418	52,899
Allowance for doubtful accounts	(40,172)	-	(183)	(39,989)
Net Value	1,310,302	1,036,157	261,235	12,910

At December 31, 2008
Guaranteed	929,566	742,854	173,687	13,025
Not guaranteed	1,227,858	914,784	281,946	31,128
Guaranteed and not guaranteed	2,157,424	1,657,638	455,633	44,153
Allowance for doubtful accounts	(34,128)	(246)	(2,997)	(30,885)
Net Value	2,123,296	1,657,392	452,636	13,268

No material financial assets that are fully performing have been renegotiated in the last year.
19           Cash and cash equivalents, and Other investments

	Year ended December 31,
	2009	2008
Other investments
Fixed income instruments and certificates of deposit	579,675	45,863

Cash and cash equivalents
Cash at banks, liquidity funds and short - term investments	1,542,829	1,538,769

20           Borrowings

	Year ended December 31,
	2009	2008
Non-Current
Bank borrowings	663,256	1,225,267
Other loans	220	22,803
Finance lease liabilities	407	564
Costs of issue of debt	(8,702)	(7,586)
	655,181	1,241,048
Current
Bank Borrowings	771,024	1,608,467
Other loans	9,074	119,135
Bank Overdrafts	14,122	13,747
Finance lease liabilities	179	368
Costs of issue of debt	(2,816)	(5,750)
	791,583	1,735,967
Total Borrowings	1,446,764	2,977,015

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2009
Financial lease	179	324	83	-	-	-	586
Other borrowings	791,404	390,638	186,625	32,700	7,579	37,232	1,446,178
Total borrowings	791,583	390,962	186,708	32,700	7,579	37,232	1,446,764

Interest to be accrued	39,056	13,246	8,199	3,532	2,719	7,357	74,109
Interest rate derivatives contract	12,452	5,286	-	-	-	-	17,738
Total	843,091	409,494	194,907	36,232	10,298	44,589	1,538,611

Significant borrowings include:
			In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
October 2006	Tamsa	Syndicated	700.0	311.1	October 2011 (**)
May 2007	Tenaris	Syndicated	1,000.0	178.6	May 2012 (*)
May 2007	Hydril	Syndicated	300.0	166.7	May 2012
June 2008	Dalmine	Bilateral	150.0	150.0	June 2013
October 2006	Dalmine	Syndicated	150.0	66.7	October 2011 (**)
March 2005	Tamsa	Syndicated	300.0	60.0	March 2010

(*) In May 2009, the Company has elected the option to extend the loan until May 2012.

(**) The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

The main covenants on Hydril’s loan agreement are stated in Note 27 b).

As of December 31, 2009, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2009 and 2008.  The changes in interest rate are basically due to changes in floating interest rate.

	2009	2008
Bank borrowings	3.97%	5.23%
Other loans	4.00%	4.99%
Finance lease liabilities	8.02%	7.74%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

		Year ended December 31,
Currency	Interest rates	2009	2008
USD	Variable	1,026,288	2,268,381
USD	Fixed	20	20
EUR	Variable	12,525	14,310
EUR	Fixed	4,525	5,133
BRL	Fixed	52,979	-
BRL	Variable	-	11,397
		1,096,337	2,299,241
Less: Current portion of medium and long - term loans		(433,081)	(1,073,974)
Total non current bank borrowings		663,256	1,225,267

Non current other loans

		Year ended December 31,
Currency	Interest rates	2009	2008
USD	Variable	-	28,032
AED	Variable	220	-
		220	28,032
Less: Current portion of medium and long - term loans		-	(5,229)
Total non current other loans		220	22,803

Non current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2009	2008
EUR	Fixed	10	195
USD	Fixed	572	737
		582	932
Less: Current portion of medium and long - term loans		(175)	(368)
Total non current finance leases		407	564

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2009	2008
Property, plant and equipment mortgages	167,357	247,143

Tenaris’ consolidated debt includes $35.9 million of Dalmine secured by certain of its properties.

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

		Year ended December 31,
Currency	Interest rates	2009	2008
USD	Variable	463,370	1,134,416
USD	Fixed	674	76,472
EUR	Variable	75,001	251,138
EUR	Fixed	878	837
CNY	Variable	-	3,951
BRL	Variable	291	5,370
NGN	Fixed	669	-
ARS	Fixed	230,141	115,541
VEB	Variable	-	20,509
VEB	Fixed	-	233
Total current bank borrowings		771,024	1,608,467

Bank overdrafts

	Year ended December 31,
Currency	2009	2008
USD	7,121	51
EUR	762	24
ARS	896	8,871
VEB	-	44
NGN	5,152	4,051
NOK	6	-
COP	157	706
RON	28	-
Total current bank overdrafts	14,122	13,747

Current other loans

		Year ended December 31,
Currency	Interest rates	2009	2008
EUR	Variable	265	111,448
USD	Variable	2,733	2,186
USD	Fixed	5,610	5,229
CAD	Variable	-	1
AED	Variable	466	271
Total Current other loans		9,074	119,135

Current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2009	2008
EUR	Fixed	14	189
USD	Fixed	165	179
Total current finance leases		179	368

21           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2009	2008
At the beginning of the year	663,515	923,246
Translation differences	9,991	(49,022)
Deconsolidation / Transfer to held for sale	24,250	(464)
Charged directly to Other Comprehensive Income	(5,684)	2,421
Income statement credit	(32,962)	(240,754)
Effect of currency translation on tax base	4,297	10,704
Deferred employees' statutory profit sharing charge	(223)	17,384
At the end of the year	663,184	663,515

The evolution of deferred tax assets and liabilities during the year are as follows:

                  Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	242,426	49,176	762,236	1,053,838
Translation differences	11,247	577	11,619	23,443
Deconsolidation / Transfer to held for sale	-	-	(149)	(149)
Charged directly to Other Comprehensive Income	-	-	(1,265)	(1,265)
Income statement charge / (credit)	(2,499)	(11,017)	(63,800)	(77,316)
At December 31,2009	251,174	38,736	708,641	998,551

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	300,459	39,620	893,757	1,233,836
Translation differences	(37,609)	(5,137)	(22,281)	(65,027)
Deconsolidation / Transfer to held for sale	-	-	(464)	(464)
Income statement charge / (credit)	(20,424)	14,693	(108,776)	(114,507)
At December 31,2008	242,426	49,176	762,236	1,053,838

(a) Includes the effect of currency translation on tax base explained in Note 8

                   Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(59,063)	(218,969)	(1,744)	(110,547)	(390,323)
Translation differences	(8,663)	(1,500)	(352)	(2,937)	(13,452)
Deconsolidation / Transfer to held for sale	2,809	10,260	-	11,330	24,399
Charged directly to Other Comprehensive Income	-	-	-	(4,419)	(4,419)
Income statement charge / (credit)	13,760	70,238	(33,676)	(1,894)	48,428
At December 31, 2009	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)

21           Deferred income tax (Cont.)

                Deferred tax assets (Cont.)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)
Translation differences	5,243	211	46	10,505	16,005
Charged directly to Other Comprehensive Income	-	-	-	2,421	2,421
Income statement charge / (credit)	(17,569)	(75,528)	(394)	(4,668)	(98,159)
At December 31, 2008	(59,063)	(218,969)	(1,744)	(110,547)	(390,323)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set off current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2009	2008
Deferred tax assets	(197,603)	(390,323)
Deferred tax liabilities	860,787	1,053,838
	663,184	663,515

The amounts shown in the balance sheet include the following:
	Year ended December 31,
	2009	2008
Deferred tax assets to be recovered after 12 months	(106,862)	(71,849)
Deferred tax liabilities to be recovered after 12 months	936,732	1,002,325

22           Other liabilities

(i)           Other liabilities – Non current

	Year ended December 31,
	2009	2008
Employee liabilities
Employee's statutory profit sharing	26,369	26,381
Employee severance indemnity (a)	52,725	56,939
Pension benefits (b)	46,473	39,130
Employee retention and long term incentive program	19,597	10,406
	145,164	132,856

Taxes payable	3,360	12,605
Derivative financial instruments	20,533	55,926
Miscellaneous	23,410	21,755
	47,303	90,286
	192,467	223,142

22           Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

 (a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2009	2008
Total included in non - current Employee liabilities	52,725	56,939

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2009	2008
Current service cost	10,809	16,343
Interest cost	2,627	2,825
Total included in Labor costs	13,436	19,168

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2009	2008
Discount rate	4% - 8%	4% - 5%
Rate of compensation increase	3% - 6%	2% - 4%

(b) Pension benefits

▪	Unfunded

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2009	2008
Present value of unfunded obligations	44,261	40,339
Unrecognized past service cost	-	(68)
Unrecognized actuarial losses	(11,235)	(14,512)
Liability in the balance sheet	33,026	25,759

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2009	2008
Current service cost	1,356	1,342
Interest cost	2,855	2,319
Net actuarial losses (gains) recognized in the year	681	405
Past service cost recognized	189	30
Curtailments and settlements	-	170
Total included in Labor costs	5,081	4,266

22           Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

Movement in the present value of unfunded obligation:

	Year ended December 31,
	2009	2008
At the beginning of the year	40,339	37,329
Translation differences	1,146	(1,669)
Transfers, reclassifications and new participants of the plan	2,662	605
Total expense	4,211	3,831
Actuarial (gains) losses	(2,482)	2,104
Contributions paid	-	(791)
Benefits paid	(1,615)	(1,070)
At the end of the year	44,261	40,339

The principal actuarial assumptions used were as follows:
	Year ended December 31,
	2009	2008
Discount rate	6% - 7%	6% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

▪	Funded

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2009	2008
Present value of funded obligations	144,005	117,463
Unrecognized actuarial losses	(10,053)	(4,581)
Fair value of plan assets (*)	(120,505)	(99,511)
Liability in the balance sheet	13,447	13,371

(*) Mainly balanced strategy through mutual funds and money markets.

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2009	2008
Current service cost	1,775	2,329
Interest cost	7,640	7,682
Net actuarial (gains) losses recognized in the year	(168)	1,156
Expected return on plan assets	(5,594)	(7,232)
Past service cost recognized	-	291
Curtailments and settlements	-	(331)
Total included in Labor costs	3,653	3,895

22           Other liabilities (Cont.)

(i)     Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪	Funded (Cont.)

Movement in the present value of funded obligations:

	Year ended December 31,
	2009	2008
At the beginning of the year	117,463	138,736
Translation differences	14,204	(21,672)
Transfers, reclassifications and new participants of the plan	-	8,250
Total expense	9,415	9,680
Actuarial losses (gains)	11,827	(11,787)
Benefits paid	(8,817)	(5,709)
Other	(87)	(35)
At the end of the year	144,005	117,463

Movement in the fair value of plan assets:

	Year ended December 31,
	2009	2008
At the beginning of the year	(99,511)	(122,196)
Translation differences	(10,762)	18,209
Transfers, reclassifications and new participants of the plan	-	(6,531)
Expected return on plan assets	(5,594)	(7,232)
Actuarial (gains) losses	(7,694)	18,820
Contributions paid	(5,845)	(6,405)
Benefits paid	8,817	5,709
Other	84	115
At the end of the year	(120,505)	(99,511)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2009	2008
Discount rate	6%	6% - 7%
Rate of compensation increase	3% - 4%	2% - 3%

(ii)       Other liabilities – current

	Year ended December 31,
	2009	2008
Payroll and social security payable	151,067	166,139
Liabilities with related parties	1,142	1,424
Derivative financial instruments	3,457	21,866
Miscellaneous	36,524	53,191
	192,190	242,620

23           Non-current allowances and provisions

(i)           Deducted from non current receivables

	Year ended December 31,
	2009	2008
Values at the beginning of the year	(5,017)	(10,583)
Translation differences	276	1,157
Reversals / Additional allowances	(2)	(71)
Reclassifications	-	(551)
Used	18	5,031
At December 31,	(4,725)	(5,017)

 (ii)           Liabilities

	Year ended December 31,
	2009	2008
Values at the beginning of the year	89,526	97,912
Translation differences	9,805	(12,636)
Deconsolidation / Transfer to held for sale	(1,380)	-
Reversals / Additional provisions	(7,170)	25,604
Reclassifications	129	(8,408)
Used	(10,155)	(12,946)
At December 31,	80,755	89,526

24           Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2009	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(34,128)	(5,247)	(93,344)
Translation differences	(333)	(238)	(4,186)
Reversals / Additional allowances	(13,960)	(1,763)	(89,041)
Used	3,756	304	218
Deconsolidation / Transfer to held for sale	4,493	-	1,582
At December 31, 2009	(40,172)	(6,944)	(184,771)

Year ended December 31, 2008
Values at the beginning of the year	(24,530)	(7,284)	(102,211)
Translation differences	709	208	6,552
Reversals / Additional allowances	(13,901)	238	2,355
Reclassifications	-	551	-
Used	3,594	1,040	(40)
At December 31, 2008	(34,128)	(5,247)	(93,344)

24           Current allowances and provisions (Cont.)

(ii)           Liabilities

Year ended December 31, 2009	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	9,318	19,193	28,511
Translation differences	722	871	1,593
Reversals / Additional allowances	20,586	19,158	39,744
Reclassifications	-	(129)	(129)
Used	(23,603)	(17,484)	(41,087)
At December 31, 2009	7,023	21,609	28,632

Year ended December 31, 2008
Values at the beginning of the year	9,136	10,206	19,342
Translation differences	3	(1,369)	(1,366)
Reversals / Additional allowances	5,222	6,667	11,889
Reclassifications	-	8,408	8,408
Used	(5,043)	(4,719)	(9,762)
At December 31, 2008	9,318	19,193	28,511

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Receivables at the balance sheet date, in accordance with IAS 39, are:

	Year ended December 31,
	2009	2008
Contracts with positive fair values
Foreign exchange derivatives contracts	16,873	41,509
Contracts with negative fair values
Interest rate derivatives contracts	(17,738)	(29,220)
Foreign exchange derivatives contracts	(3,434)	(17,814)
Embedded Canadian Dollar forward purchases	(2,818)	(30,758)

25           Derivative financial instruments (Cont.)

Foreign exchange derivatives contracts

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Currencies	Contract	Term	Fair Value at Dec-09	Fair Value at Dec-08
USD/JPY	Japanese Yen Purchases	2009	-	217
KWD/USD	Kuwaiti Dinar Sales	2009	-	857
BRL/EUR	Euro Purchases	2009	-	4,901
RON/USD	Romanian Leu Sales	2010	6	(984)
GBP/USD	Great Britain Pound Sales	2010	19	-
USD/MXN	Mexican Peso Purchases	2010	(305)	-
CAD/USD	Canadian Dollar Sales	2010	(398)	(1,631)
COP/USD	Colombian Peso Sales	2010	589	-
BRL/USD	Brazilian Real Sales	2010	(585)	11,109
MXN/EUR	Euro Purchases	2010	(674)	8,186
USD/EUR	Euro Purchases	2010	1,186	11,320
USD/ARS	Argentine Peso Purchases	2010	13,601	(10,280)
Subtotal			13,439	23,695
USD/CAD	Embedded Canadian Dollar Purchases	2017	(2,818)	(30,758)
Total			10,621	(7,063)

Interest rate derivatives contracts

In order to minimize the volatility effect of floating rates on future interest rate payments, Tenaris has entered into a number of swaps with knock in, partially hedging the outstanding debt. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of certain period. A total notional amount of $500 million was covered by these instruments out of which $350 million are outstanding as of December 31, 2009.

Derivative financial instruments breakdown is as follows:

Type of derivative	Receive Reference rate	Term	Notional amount	Fair Value at Dec-09	Fair Value at Dec-08
Pay fixed/Receive variable	Euribor	2010	911	(22)	(82)
Swaps with KI (2.50%)	Libor 6M	2011	150,000	-	(8,852)
Swaps with KI (2.50%)	Libor 6M	2011	350,000	(17,716)	(20,286)
			500,911	(17,738)	(29,220)

25           Derivative financial instruments (Cont.)

Hedge Accounting

Tenaris applies hedge acccounting for certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2009 and 2008.

•	Foreign Exchange Hedge

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Currencies	Contract	Term	2009	2008	2009	2008
USD/EUR	Euro Forward Purchases	2010	(506)	-	(506)	-
BRL/EUR	Euro Forward Purchases	2009	-	4,901	-	6,716
BRL/USD	Brazilian Real Forward Sales	2008	-	-	-	362
MXN/EUR	Euro Forward Purchases	2010	(674)	5,432	1,511	5,671
			(1,180)	10,333	1,005	12,749

•	Interest Rate Hedge

					Fair Value		Hedge Accounting Reserve
Type of				Notional	Year ended December 31,		Year ended December 31,
Derivative	Rate	Term	Rate	Amount	2009	2008	2009	2008
Pay fixed / Receive variable	Euribor	2010	5.72%	911	(22)	(82)	-	(106)
Swaps with KI (2.50%)	Libor 6M	2011	4.79% - 5.01%	150,000	-	(8,852)	-	(8,852)
Swaps with KI (2.50%)	Libor 6M	2011	4.60% - 5.08%	350,000	(17,716)	(20,286)	(17,716)	(20,779)
					(17,738)	(29,220)	(17,716)	(29,737)

The following is a summary of the hedge reserve evolution not including tax effect:

	Equity Reserve Dec-07	Movements 2008	Equity Reserve Dec-08	Movements 2009	Equity Reserve Dec-09
Foreign Exchange	(5,462)	18,211	12,749	(11,744)	1,005
Interest Rate (Euribor)	(91)	(15)	(106)	106	-
Interest Rate Collars	(2,922)	2,922	-	-	-
Interest Rate (swaps with KI – notional $150 million)	-	(8,852)	(8,852)	8,852	-
Interest Rate (swaps with KI – notional $350 million)	-	(20,779)	(20,779)	3,063	(17,716)
Total Cash flow Hedge	(8,475)	(8,513)	(16,988)	277	(16,711)

26           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is involved in litigations arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position or results of operations.

26           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 32 asbestos related out-of-court claims have been forwarded to Dalmine.

As of December 31, 2009, the total claims pending against Dalmine were 45 (of which, none are covered by insurance): during 2009, 12 new claims were filed, no claims were adjudicated, 6 claims were settled all of which were paid, 3 claims were rejected and 13 claims were dismissed.

Aggregate settlement costs to date for Tenaris are Euro 8.5 million ($12.3 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 12.8 million ($18.4 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

U.S. income tax return

The U.S. Internal Revenue Service (the “IRS”) is currently conducting its field examination of the Maverick Tube Corporation (“Maverick”) 2005 and 2006 U.S. tax returns.  In connection with such field examination, the IRS has issued several Notices of Proposed Adjustment (NOPAs), which reflect the IRS’s opening position considering the facts and law as the IRS has developed them to date. The NOPAs seek to disallow, in full or in part, certain interest expense deductions taken in 2005 and 2006 of $1.0 million and $87.3 million, respectively, and to assess interest on any resulting underpayment of income tax. In particular, the NOPAs relating to the 2006 tax return propose an upward adjustment to Maverick’s income ranging from $23.2 million to $87.3 million, based on three alternative arguments.  The Company believes that the Maverick 2005 and 2006 tax returns comply with applicable tax law and will vigorously defend its tax returns with IRS appeal and litigate the matter if necessary.

Maverick litigation

On November 22, 2006, Maverick Tube Corporation (“Maverick”) received a letter from The Bank of New York as trustee (“the Trustee”) for the holders of 2004 4% Convertible Senior Subordinated Notes due 2033 issued by Maverick (“the 2004 Notes”), concerning an alleged breach of the indenture entered into on December 30, 2004, between Maverick and the Trustee, and governing the 2004 Notes (as amended, the “Indenture”). The alleged breach of the Indenture was based on Maverick’s refusal to grant the holders of the 2004 Notes conversion rights provided by the “Public Acquirer Change of Control” provision of the Indenture.

On December 11, 2006, the Trustee filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleged that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision and asserted a breach of contract claim against Maverick for refusing to accept the 2004 Notes for conversion for the consideration specified in the “Public Acquirer Change of Control” provision. The complaint also seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and therefore triggers the above mentioned conversion rights, and asserts claims for tortious interference with contract and unjust enrichment against Tenaris.

Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York (as successor to BNY as trustee under the Indenture) was substituted for The Bank of New York as plaintiff.  On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety.
On February 19, 2010, the United States Court of Appeals for the Second Circuit affirmed the District Court's judgment. The plaintiff is entitled to file a motion for rehearing, or rehearing en banc, with the Court of Appeals, or a petition for certiorari with the U.S. Supreme Court. The Company believes that the plaintiff's chances of prevailing on further appeal are remote.

Conversion of tax loss carry-forwards
On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 91.0 million (approximately $24.1 million) at December 31, 2009, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.
Customer Claim

A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site and sought compensatory and punitive damages of $25 million. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to $245 million, plus punitive damages, treble damages and attorney fees. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense. The insurer reserved its rights with respect to its indemnity obligations. On July 20, 2009 the lawsuit was settled for an amount of $15 million and thus a Tenaris subsidiary recorded a loss of $12.7 million in addition to the previously recorded of $2.3 million. As of the date of these Consolidated Financial Statements, the insurer is not participating in this settlement. On September 11, 2009 certain Tenaris subsidiaries initiated legal proceedings against the insurer.  According to IAS 37, no expected reimbursement from the insurer has been registered yet.
Ongoing investigation

The Company has learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. These payments may have violated certain applicable laws, including the U.S. FCPA (“Foreign corrupt practices act”). The Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company will share the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

•
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated and obtained from Nucor a waiver of the monthly committed volumes. The Company is reviewing its steel purchasing requirements with Nucor each quarter, therefore, the current waiver of monthly commitments is valid until March 31, 2010.

•
A Tenaris company is a party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $275.8 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

•
A Tenaris company is a party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas, Argentina. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2009, equity as defined under Luxembourg law and regulations consisted of:
(all amounts in thousands of U.S. dollars)

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2009	3,916,482
Total equity in accordance with Luxembourg law	5,824,806

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2009, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.
The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2009, distributable amount for the financial period of Tenaris under Luxembourg law totals $4.5 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2008 under Luxembourg law	3,174,932
Dividends received	1,265,460
Other income and expenses for the year ended December 31, 2009	(16,279)
Dividends paid	(507,631)
Retained earnings at December 31, 2009 under Luxembourg law	3,916,482
Share premium	609,733
Distributable amount at December 31, 2009 under Luxembourg law	4,526,215

27           Business combinations and other acquisitions

(a) Tenaris acquired control of Seamless Pipe Indonesia Jaya

In April 2009, Tenaris completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $69.5 million, with $21.9 million being payable as consideration for SPIJ's equity and $47.6 million as consideration for the assignment of certain sellers' loan to SPIJ. Tenaris began consolidating SPIJ’s balance sheet and results of operations since April 2009.

Pro forma data including acquisitions for all of 2009

Had the SPIJ transaction been consummated on January 1, 2009, then Tenaris’ unaudited pro forma net sales and net income from continuing operations would not have changed materially.

(b) Acquisition of Hydril Company (“Hydril”)

On May 7, 2007, Tenaris paid $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Hydril’s syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, Hydril’s syndicated loan agreement has certain restrictions in capital expenditures.

In November 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. In May and July 2008, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.75 billion plus accrued interest thereon. In May 2009, the Company has elected to extend until May 2012 the due date of the $250 million outstanding principal amount of the Tranche A loans under the Company’s syndicated loan agreement.

Tenaris began consolidating Hydril’s balance sheet and results of operations as from May, 2007.

(c) Minority Interest

During the year ended December 31, 2009, 2008 and 2007 additional shares of certain Tenaris subsidiaries were acquired from minority shareholders for approximately $ 9.5 million, $18.6 million and $3.3 million respectively.

The assets and liabilities determined arising from the acquisitions are as follows:

Year ended December 31, 2009

Other assets and liabilities (net)	(1,309)
Property, plant and equipment	24,123
Net assets acquired	22,814
Minority interest	3,170
Sub-total	25,984
Assumed liabilities	47,600
Sub-total	73,584
Cash acquired	5,501
Purchase consideration	79,085

The businesses acquired during the year ended December 31, 2009 contributed revenues of $92.5 million and an operating income of $0.9 million.

28           Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2009	2008	2007
	Inventories	1,414,157	(492,545)	(252,810)
	Receivables and prepayments	(52,395)	12,079	2,080
	Trade receivables	792,345	(374,463)	(115,838)
	Other liabilities	80,696	(71,638)	127,434
	Customer advances	(180,531)	(174,014)	113,548
	Trade payables	(316,924)	48,949	15,161
		1,737,348	(1,051,632)	(110,425)

(ii)	Income tax accruals less payments
	Tax accrued (*)	513,153	1,011,675	833,378
	Taxes paid	(971,239)	(1,236,713)	(1,226,433)
		(458,086)	(225,038)	(393,055)

(*) Does not include tax accrued on the sale of Pressure Control disclosed as discontinued operations.

(iii)	Interest accruals less payments, net
	Interest accrued	90,896	136,737	183,995
	Interest received	26,900	83,241	62,697
	Interest paid	(141,963)	(164,486)	(267,994)
		(24,167)	55,492	(21,302)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	1,542,829	1,538,769	962,497
	Bank overdrafts	(14,122)	(13,747)	(8,194)
		1,528,707	1,525,022	954,303

29           Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 32 (b)) are presented as discontinued operations in these Consolidated Financial Statements. For further information see Note 32 (b).

Sale of Hydril pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business included as part of the acquisition of Hydril Company undertaken on May 2007. The pressure control business was sold, for an amount equivalent on a debt-free basis to $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Book value of the Assets and Liabilities disposed:

At March 31, 2008

Property, plant and equipment, net	64,556
Intangible assets, net	295,371
Inventories	173,110
Trade receivables	78,018
Other assets	39,643
Total current and non current assets held for sale	650,698

Deferred tax liabilities	71,434
Customer advances	128,975
Trade payables	54,175
Other liabilities	15,291
Liabilities associated with current and non-current assets held for sale	269,875

Analysis of the result of discontinued operations:

(i) Result for discontinued operations

(all amounts in thousands of U.S. dollars)	(*) Year ended December 31,
	2009	2008	2007
(Loss) income for discontinued operations	(28,138)	(87,418)	52,128
After tax gain on disposal of operations	-	394,323	-
Net (loss) income for discontinued operations	(28,138)	306,905	52,128

 (*) Corresponds to the Venezuelan Companies (years 2009, 2008 and 2007) and Pressure Control (years 2008 and 2007) operations.

(ii) Net cash flows attributable to discontinued operations

	(*) Year ended December 31,
	2009	2008	2007
Net cash provided by operating activities	1,788	20,786	41,678
Net cash used in investing activities	(801)	(7,330)	(21,854)
Net cash provided by (used in) financing activities	5,306	9,046	(10,796)

(*) Corresponds to the Venezuelan Companies (years 2009, 2008 and 2007) and Pressure Control (years 2008 and 2007) operations.

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

30           Related party transactions

Based on the information most recently available to the Company, as of December 31, 2009:

•	San Faustin N.V. owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•	San Faustin N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.

•
Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

•	There were no controlling shareholders for Rocca & Partners S.A.

Based on the information most recently available to the Company, as of December 31, 2009 Tenaris’ directors and senior management as a group owned 0.14% of the Company’s outstanding shares, while the remaining 39.41% were publicly traded.

At December 31, 2009, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $35.42 per ADS, giving Tenaris’ ownership stake a market value of approximately $813.6 million. At December 31, 2009, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $584.4 million. See Section II.B.2.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	Year ended December 31, 2009
		Associated (1)	Other	Total
(i)	Transactions (2)
	(a) Sales of goods and services
	Sales of goods	25,561	75,097	100,658
	Sales of services	12,752	4,352	17,103
		38,313	79,449	117,762

	(b) Purchases of goods and services
	Purchases of goods	40,171	9,705	49,877
	Purchases of services	89,023	71,541	160,564
		129,194	81,247	210,441

	Year ended December 31, 2008
		Associated (1)	Other	Total
(i)	Transactions (3)
	(a) Sales of goods and services
	Sales of goods	74,420	37,636	112,056
	Sales of services	19,444	4,205	23,649
		93,864	41,841	135,705

	(b) Purchases of goods and services
	Purchases of goods	123,704	24,161	147,865
	Purchases of services	125,161	79,037	204,198
		248,865	103,198	352,063

	Year ended December 31, 2007
		Associated (4)	Other	Total
(i)	Transactions (5)
	(a) Sales of goods and services
	Sales of goods	98,141	39,307	137,448
	Sales of services	18,712	5,110	23,822
		116,853	44,417	161,270

	(b) Purchases of goods and services
	Purchases of goods	254,063	27,277	281,340
	Purchases of services	94,152	70,205	164,357
		348,215	97,482	445,697

	At December 31, 2009
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	18,273	7,093	25,366
	Payables to related parties	(23,898)	(5,856)	(29,754)
		(5,625)	1,237	(4,388)

	(b) Financial debt
	Borrowings	(2,907)	-	(2,907)

	At December 31, 2008
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	50,137	15,504	65,641
	Payables to related parties	(44,470)	(5,974)	(50,444)
		5,667	9,530	15,197

	(b) Financial debt
	Borrowings	(2,294)	-	(2,294)

	At December 31, 2007
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	45,773	8,015	53,788
	Payables to related parties	(61,597)	(7,379)	(68,976)
		(15,824)	636	(15,188)

	(b) Financial debt
	Borrowings (6)	(27,482)	-	(27,482)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd.
(2) Includes $2.5 million of purchases of nationalized Venezuelan subsidiaries.
(3) Includes $12.9 million of sales and $9.5 million of purchases of nationalized Venezuelan subsidiaries.
(4) Includes Ternium, Condusid, Finma, Lomond, Dalmine Energie S.p.A. (“Dalmine Energie”) (until October 2007), Socotherm, Hydril Jindal International Private Ltd. and TMK – Hydril JV.
(5) Includes $52.5 million of sales and $56.1 million of purchases of nationalized Venezuelan subsidiaries.
(6) Includes loan from Sidor to Matesi of $26.4 million at December 31, 2007.

Directors’ and senior management compensation

The aggregate compensation earned by directors and senior management during 2009, 2008 and 2007 amounts to $18.2 million, $22.5 million and $20.0 million respectively.

31           Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2009.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2009	2008	2007
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	40%	40%	39%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacture and marketing of premium connections	100%	100%	100%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
MAVERICK TUBE, LLC	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	99%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM LTD.	British Virgin Islands	Holding Company	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TENARIS CONNECTION Limited and subsidiaries (except detailed)	St. Vincent & the Grenadines	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company and financial services	100%	100%	100%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*) All percentages rounded.
(a) Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 40% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.
(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.
(c) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.
(d) Tenaris holds 95% of Tenaris Supply Chain S.A and 95% of Tenaris Saudi Arabia Limited.

32           Processes in Venezuela

(a) Investment in Ternium: Sidor nationalization process

On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to CVG. The transfer was effected as a result of Venezuela’s Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. While CVG had assumed operational control of Sidor on July 12, 2008, Ternium had retained formal title over the shares until May 7, 2009. Ternium agreed to receive an aggregate amount of $1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid $400 million in cash on May 7, 2009. The balance was divided in two tranches: the first tranche, of $945 million, is being paid in six equal quarterly installments, while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.

As of the date of these financial statements, Ternium has not yet received the Sidor compensation payments required to be made by CVG on February 8, 2010. These payments consist of a $157.5 million principal installment, plus interest, due under the first tranche, and a $141.4 million mandatory prepayment, plus interest, due under the second tranche. The total balance of the Sidor compensation payments outstanding as of December 31, 2009 amounted to $1.02 billion, plus interest.

(b) Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a minority interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Venezuelan Companies’ assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

On August 19, 2009, the Company announced that Venezuela, acting through the transition committee appointed by the MIBAM, unilaterally assumed exclusive operational control over Matesi.

On November 17, 2009, the Company announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial has assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. The Company’s representatives in Tavsa’s board of directors have ceased in their functions.

The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of December 31, 2009 for a total amount of $27.7 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

33           Subsequent events

Annual Dividend Proposal

On February 24, 2010 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on June 2, 2010, the payment of an annual dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid on November 26, 2009. If the annual dividend is approved by the shareholders, a dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million will be paid on June 24, 2010, with an ex-dividend date of June 21, 2010. These Consolidated Financial Statements do not reflect this dividend payable.

Ricardo Soler
Chief Financial Officer